Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 - F-16

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2025	December 31, 2024
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,170	$3,368
Restricted bank deposits	65	185
Trade receivables (net of allowance for doubtful accounts of $95 and $79 at June 30, 2025 and December 31 2024, respectively)	15,689	11,787
Other accounts receivable and prepaid expenses	1,165	1,150
Inventories	6,917	7,870

Total current assets	29,006	24,360

NON-CURRENT ASSETS:
Long-term assets	146	177
Property and equipment, net	3,483	3,417
Deferred Tax Assets	1,082	1,000
Operating lease right-of-use assets, net	834	779
Intangible assets, net	392	422
Goodwill	3,488	4,188

Total non-current assets	9,425	9,983

Total assets	$38,431	$34,343

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2025	December 31, 2024
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of non-current loans	$278	$439
Operating lease liabilities, current	223	176
Trade payables	6,088	6,362
Employees and payroll accruals	1,072	1,087
Deferred revenues	3,174	2,003
Accrued expenses and other liabilities	844	598

Total current liabilities	11,679	10,665

NON-CURRENT LIABILITIES:
Loans, net of current maturities	971	980
Operating lease liabilities, non-current	652	576
Deferred revenues	290	293
Accrued severance pay	609	498

Total non-current liabilities	2,522	2,347

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital and additional paid-in capital
Ordinary shares: Authorized; 11,000,000 shares at June 30, 2025 and December 31, 2024; Issued and outstanding: 6,059,992 and 5,792,559 shares at June 30, 2025 and December 31, 2024	87,186	86,401
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(62,713)	(64,827)

Total equity	24,230	21,331

Total liabilities and shareholders’ equity	$38,431	$34,343

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2025	2024
	Unaudited	Unaudited

Revenues	$26,553	$19,734
Cost of revenues	20,334	14,976

Gross profit	$6,219	$4,758

Operating costs and expenses:
Research and development	87	84
Sales and marketing	2,540	2,213
General and administrative	1,081	956
Impairment of Goodwill	700	-
Total operating costs and expenses	4,408	3,253

Operating income	1,811	1,505
Financial income (expenses), net	424	(262)
Income before taxes on income	2,235	1,243
Taxes on income	121	1
Net income	$2,114	$1,242

Basic net income per share	$0.36	$0.22

Diluted net income per share	$0.33	$0.21

Weighted average number of shares used in computing net income per share:
Basic	5,925	5,748

Diluted	6,385	5,833

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2024	5,748,018	$86,209	$(243)	$(67,127)	$18,839
Share-based compensation expense	-	43	-	-	43
Net income	-	-	-	1,242	1,242

Balance as of June 30, 2024 (unaudited)	5,748,018	$86,252	$(243)	$(65,885)	$20,124

Balance as of January 1, 2025	5,792,559	$86,401	$(243)	$(64,827)	$21,331
Exercise of options into ordinary shares	267,433	764	-	-	764
Share-based compensation expense	-	21	-	-	21
Net income	-	-	-	2,114	2,114

Balance as of June 30, 2025 (unaudited)	6,059,992	$87,186	$(243)	$(62,713)	$24,230

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2025	2024
	Unaudited
Cash flows from operating activities:

Net income	$2,114	$1,242
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	234	274
Impairment of Goodwill	700	-
Interest and exchange rate of loans	98	(45)
Severance pay, net	111	(16)
Share-based compensation expenses	21	43
Decrease (Increase) in trade receivables, net	(3,902)	1,714
Decrease (Increase) in other accounts receivable and other long-term assets	15	(450)
Increase in inventories	953	(520)
Decrease in trade payables	(274)	(1,507)
Decrease (increase) in Deferred Tax Assets	(82)	-
Decrease in operating lease right-of-use assets, net	113	141
Increase in operating lease liabilities	(46)	(164)
Increase (Decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	1,399	(392)

Net cash provided by operating activities	$1,454	$320

Cash flows to investing activities:

Purchase of property and equipment	(269)	(245)

Net cash used in investing activities	$(269)	$(245)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2025	2024
	Unaudited
Cash flows from financing activities:

Proceeds received from issuance of shares upon options exercised, net	764	-

Repayment of loans	(267)	(85)

Net cash provided by (used in) financing activities	$497	$(85)

Change in cash and cash equivalents, and restricted bank deposits	1,682	(10)
Cash, cash equivalents and restricted bank deposits at the beginning of the period	3,553	2,561

Cash, cash equivalents and restricted bank deposits at the end of the period	$5,235	$2,551

Supplementary cash flow activities:

(a) Cash paid during the period for:
Tax	$65	$-
Interest	$286	$48

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

A.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation. The Company’s shares are listed on NASDAQ under the ticker BOSC.

B.	As of June 30, 2025, the Company has three operating segments that include Intelligent Robotics, RFID and Supply Chain Solutions.

C.	The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software applications of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma as well as asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers worldwide, mainly in the aerospace and defense industries. BOS-Odem is also a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

D.	Iron Swords War

In October 2023, the Government of Israel declared a state of war in response to attacks on civilians in the southern region of the country, with hostilities also affecting northern Israel. During 2025, the conflict escalated to include direct hostilities between Israel and Iran. A ceasefire between Israel and Iran was reached by the end of June 2025.

The security situation has resulted in certain challenges, including disruptions in supply chains, and temporary shortage of personnel due to the mobilization of employees for reserve duty.

In addition, regional tensions, including Houthis attacks on commercial shipping routes in the Red Sea, have led to delays in shipments and increased shipping costs.

The Company has taken measures to safeguard its employees, and facilities in Israel, and to minimize any potential impact on its operations.

As of June 2025, most of the Company’s employees who had been called up for reserve duty have returned to work.

The security situation in recent months has not had a material impact on the Company’s financial results.

However, given the unpredictability of the duration and the scope of the conflict, the Company is unable to estimate the potential future impact on its business, financial condition or results of operations. Management continuous to monitor the developments closely and will take appropriate actions to mitigate risks to its operations and assets.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2024, were applied consistently in these interim financial statements.

A.	Use of estimates in the preparation of financial statements

The preparation of condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated interim financial statements, the most significant estimates and assumptions include (i) net realizable value of the inventory, (ii) impairment analysis of goodwill and intangible assets, (iii) allowance for doubtful accounts; and (iv) revenue recognition.

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, were eliminated upon consolidation.

C.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments with original maturities of less than three months from date of purchase.

D.	Earnings per share

The Company computes net earnings per share in accordance with ASC 260, “Earnings per share”. Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted earnings per ordinary share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional potential ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the effect of the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net earning is reported or if their effect is anti-dilutive.

An amount of 0.9 million and 1.4 million weighted average outstanding options and warrants have been excluded from the calculation of the diluted net earnings per share for the period of six months ended June 30, 2025 and 2024, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES cont.

E.	Recently issued accounting pronouncements, not yet adopted

ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures

On December 14, the FASB issued ASU 2023-09— Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”).

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes.

The amendments in ASU 2023-09 require that public business entities (PBE’s) on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Specifically, PBE’s are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, according to specific categories. Separate disclosure is required for any reconciling item in which the effect of the item is equal to or greater than 5 percent of the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory income tax rate.

Also, ASU 2023-09 require that all entities disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions. In addition, ASC 2023-09 require that all entities disclose information about income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign.

The amendments in ASU 2023-09 also eliminate certain current disclosure requirements.

For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. The provisions of ASU 2023-09 will be applied in the annual financial statements for the year ended December 31, 2025.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES cont.

ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures

On November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”).

ASU 2024-03 enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement.

ASU 2024-03 is effective for annual periods beginning after December 15, 2026. The Company intends to adopt and apply the guidance in fiscal year 2027. ASU 2024-03 should be adopted retrospectively to all periods presented in the financial statements and early adoption is permitted. The Company has not yet assessed the impact of the disclosure of this standard ASU 2024-03.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2025, have been included. Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that may be expected for the year ended December 31, 2025, or any other interim period in the future.

The consolidated balance sheet at December 31, 2024 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2024, included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 31, 2025.

NOTE 4:	INVENTORIES

Composition:

	June 30, 2025	December 31, 2024
	Unaudited	Audited
Raw materials	$25	$200
Inventory in progress	1,927	1,559
Finished goods	4,965	6,111

	$6,917	$7,870

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	June 30, 2025	December 31, 2024
Cost:
Suppliers’ relationships	760	760
Customers’ relationship	1,032	1,032
Non-competition	270	270

	2,062	2,062
Accumulated amortization:
Suppliers’ relationship	180	150
Customer relationship	862	862
Non-competition	162	162

	1,204	1,174

Impairment of Intangible Assets:
Suppliers’ relationship	189	189
Customer relationship	204	204
Non-competition	73	73

	466	466
	1,670	1,640

Amortized cost	$392	$422

B.	Amortization expenses amounted to $30 and $190 for the period of six months ended June 30, 2025, and the year ended December 31, 2024, respectively.

C.	The changes in the carrying amount of goodwill during the period of six months ended June 30, 2025, and the year ended December 31, 2024, respectively are as follows:

Goodwill
Balance as of January 1 and December 31, 2023	4,895
Acquisition during 2024
Impairment of Goodwill	(707)
Balance as of January 1 and December 31, 2024	4,188
Changes during 2025
Acquisition during 2025	-
Impairment of Goodwill	(700)
Balance as of June 30, 2025	$3,488

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS, NET cont.

Goodwill represents an excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. As required by ASC 350, the Company chooses either to perform a qualitative assessment of whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

When the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division and the Intelligent Robotics division, each of which represents a whole separate reporting unit. As of June 30, 2025, and December 31, 2024, there is a balance of goodwill related only to the RFID division.

Under the RFID division segment there is one reporting unit with an allocated goodwill amount of $3,488 as of June 30, 2025. As of June 30, 2025, the Company decided to perform an impairment test, due to the existence of certain negative factors such as failure to meet budget targets.  The impairment analysis was performed using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. As of June 30, 2025, and December 31, 2024, the analysis resulted in a goodwill impairment charge of $700, which was recognized as an impairment loss for the six-month period ended June 30, 2025. The most significant assumptions used for the income approach for the impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate. The significant assumptions used for the assessment were a discount rate of 16.5% and a long-term growth rate of 3%. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified under Level 3 within the fair value hierarchy.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	LEASES

The Company has entered into several non-cancellable operating lease agreements for its offices and vehicles. The Company’s leases have original lease periods expiring between 2025 and 2034. Payments due under such lease contracts include primarily fixed payments. The Company assumes renewals in the determination of the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2025
(unaudited)
Operating lease cost:
Vehicles	54
Facilities rent	98
152
Remaining Lease Term
Vehicles	0.34 -2.84 years
Facilities rent	0.26-9.09 years

Weighted Average Discount Rate
Vehicles	4.42%
Facilities rent	4.53%

The following is a schedule, by year, of maturities of operating lease liabilities as of June 30, 2025:

June 30, 2025
(unaudited)
Period:
The remainder of 2025	127
2026	225
2027	156
2028	131
2029	71
2030-2034	331
Total operating lease payments	1,041
Less: imputed interest	(166)
Present value of lease liabilities	875

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing January 1, 2020, the Company presents its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit.

a.	Information about the operating segments for the six months ended June 30, 2025 and 2024 is as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2025:

Revenues from external customers	$6,168	$19,734	$868	$(217)	$26,553

Cost of revenues, net of allowance	$4,907	$14,688	$663	$(217)	$20,041

Allowance for slow inventory	$-	$293	$-	$-	$293

Gross profit	$1,261	$4,753	$205	$-	$6,219

Allocated operating expenses	$1,760	$2,106	$141	$-	$4,007

Unallocated operating expenses	-	-	-	-	$401

Operating Income (loss)	$(499)	$2,647	$64	$-	$1,811

Financial income	-	-	-	-	$424

Income before taxes on income	-	-	-	-	$2,235

Tax on income	-	-	-	-	$121

Net Income	-	-	-	-	$2,114

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SEGMENTS AND GEOGRAPHICAL INFORMATION – Cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2024:

Revenues from external customers	$6,662	$12,687	$401	$(16)	$19,734

Cost of revenues, net of allowance	$5,042	$9,599	$251	$(16)	$14,876

Allowance for slow-moving inventory	$-	$100	$-	$-	$100

Gross profit	$1,620	$2,988	$150	$-	$4,758

Allocated operating expenses	$1,103	$1,683	$122	$-	$2,908

Unallocated operating expenses	-	-	-	-	$345

Operating Income (loss)	$517	$1,305	$28	$-	$1,505

Financial expenses	-	-	-	-	$(262)

Net Income before tax	-	-	-	-	$1,243

Tax on income	-	-	-	-	$1

Net Income	-	-	-	-	$1,242

b.	The following presents total revenues for the six months ended June 30, 2025 and 2024 based on the location of customers:

	June 30,
	2025	2024
	Unaudited

Israel	$23,746	$18,041
Far East	-	54
India	696	796
Europe	919	463
United States	1,192	377
Others	-	3

	$26,553	$19,734